UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)
FINISAR CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

31787A101
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Stephen K. Workman
Senior Vice President, Finance,
Chief Financial Officer and Secretary
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, California 94089
(408) 548-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Zaitun Poonja, Esq.
Jill Mather Bartow, Esq.
Morgan, Lewis, & Bockius LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 843-4000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$3,800,349.42	$116.67***

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 14,286,705 shares of common stock of Finisar Corporation will be replaced pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

***	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing party:	Not applicable.
	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     third party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

Introductory Statement
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) that Finisar Corporation filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2007 with respect to its offer to replace outstanding “Eligible Options” as defined in the Offer to Replace Eligible Options attached to the Schedule TO as Exhibit (a)(1) (the “Offer to Replace”) held by current employees subject to taxation in the United States so that the holders of those options will not be subject to Section 409A of the Internal Revenue Code. Except as amended and supplemented hereby, all terms of the Schedule TO and the Offer to Replace and all disclosure set forth in the Schedule TO and Exhibits thereto remain unchanged.
ITEM 4. TERMS OF THE TRANSACTION
     Item 4(b) of the Schedule TO is hereby amended as follows:
     The information set forth in Schedule II to the Offer to Replace, entitled “Beneficial Ownership of Finisar Corporation Securities by Finisar Directors and Executive Officers” is hereby amended as follows:
     A new footnote (13) is added to read as follows: “(13) Includes 4,690,000 shares issuable upon exercise of options exercisable within 60 days following October 31, 2007.”
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS
     Item 5(e) of the Schedule TO is hereby amended as follows:
     The information set forth in Schedule II to the Offer to Replace, entitled “Beneficial Ownership of Finisar Corporation Securities by Finisar Directors and Executive Officers” is hereby amended as follows:
     A new footnote (13) is added to read as follows: “(13) Includes 4,690,000 shares issuable upon exercise of options exercisable within 60 days following October 31, 2007.”
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
     Items 8(a) and 8(b) of the Schedule TO are hereby amended as follows:
     The information set forth in Schedule II to the Offer to Replace, entitled “Beneficial Ownership of Finisar Corporation Securities by Finisar Directors and Executive Officers” is hereby amended as follows:
     A new footnote (13) is added to read as follows: “(13) Includes 4,690,000 shares issuable upon exercise of options exercisable within 60 days following October 31, 2007.”
ITEM 11. ADDITIONAL INFORMATION
     Item 11(a) of the Schedule TO is hereby amended as follows:
     The information set forth in Schedule II to the Offer to Replace, entitled “Beneficial Ownership of Finisar Corporation Securities by Finisar Directors and Executive Officers” is hereby amended as follows:
     A new footnote (13) is added to read as follows: “(13) Includes 4,690,000 shares issuable upon exercise of options exercisable within 60 days following October 31, 2007.”
     Item 11(b) of the Schedule TO is hereby amended and restated in its entirety to read as follows:
     “(b) On December 18, 2007, a notice was posted on E*Trade alerting optionees that the exercise of certain options may result in adverse tax consequences. The notice is attached hereto as Exhibit (a)(21).

     On December 18, 2007, the Company distributed to eligible participants in the Offer a notice of clarification, a copy of which is attached hereto as Exhibit (a)(22) and incorporated herein by reference. The notice clarifies the login name and password to be used to log onto the Offer website at https://finisar.equitybenefits.com/. The correct login name is the portion of the Eligible Optionee’s Finisar email address that precedes “@finisar.com”. The password is the last four digits of the Eligible Optionee’s Social Security number.
     On December 18, 2007, the Company distributed an email clarifying which options are included in the Offer. The email is attached hereto as Exhibit (a)(23).
     Except for the foregoing amendments and clarifications, the Offer remains subject to the terms and conditions set forth in the Offer to Replace Eligible Options and other related offer materials filed by the Company with the SEC.”

ITEM 12. EXHIBITS.
     Pursuant to this Amendment, Exhibits (a)(5) and (a)(6) to the Schedule TO are hereby amended in their entirety to read as set forth in and to be replaced by, Exhibits (a)(5) and (a)(6), respectively, of this Amendment. In addition, Exhibits (a)(21), (a)(22) and (a)(23) to this Amendment are hereby filed as Exhibits (a)(21), (a)(22) and (a)(23), respectively, to the Schedule TO.

(a)(1)	Offer to Replace Eligible Options, dated December 17, 2007.*

(a)(2)	Email to Current Employees dated December 4, 2007, re Restatement of Past Financial Reports and Urgent Information Regarding Unexercised Finisar Stock Options.**

(a)(3)	Email Announcement of Offer to Replace Eligible Options, dated December 17, 2007.*

(a)(4)	Employee Presentation.*

(a)(5)	Frequently Asked Questions.

(a)(6)	Screenshot of Login Page to Offer website at https://finisar.equitybenefits.com/.

(a)(7)	Screenshot of Welcome Page to Offer website at https://finisar.equitybenefits.com/.*

(a)(8)	Screenshot of Electronic Election Form (screenshots 1-2).*

(a)(9)	Screenshot of Election Review.*

(a)(10)	Screenshot of Agreement to Terms of Election (screenshots 1-4).*

(a)(11)	Screenshot of Print Confirmation (screenshots 1-2).*

(a)(12)	Instructions to Electronic Election Form.*

(a)(13)	Paper Election Form.*

(a)(14)	Form of Election Confirmation Statement.*

(a)(15)	Form of Email Reminder of Expiration Date.*

(a)(16)	Form of Email to Individuals Choosing Not to Tender Eligible Options.*

(a)(17)	Form of Notice of Expiration of Offer and Replacement of Eligible Options and Grant of Restricted Stock Units.*

(a)(18)	Material Income Tax Consequences for Eligible Optionees Subject to Taxation Outside of the United States.*

(a)(19)	Finisar Corporation Annual Report on Form 10-K for the fiscal year ended April 30, 2007, filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2007 is incorporated herein by reference.

(a)(20)	Finisar Corporation Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2007, filed with the SEC on December 12, 2007, is incorporated herein by reference.

(a)(21)	Message Posted on E*Trade.

(a)(22)	Email Announcement re Login/Password Information for Finisar Tender Offer Website, dated December 18, 2007.

(a)(23)	Email to Finisar Employees re Tender Offer, dated December 18, 2007.

(b)	Not applicable.

(d)(1)	Finisar Corporation 2005 Stock Incentive Plan (formerly, the Finisar Corporation 1999 Stock Option Plan).*

(d)(2)	Form of Stock Option Agreement under the Finisar Corporation 2005 Stock Incentive Plan.*

(d)(3)	Form of Restricted Stock Unit Issuance Agreement under the Finisar Corporation 2005 Stock Incentive Plan.*

(d)(4)	Finisar Corporation 2001 Nonstatutory Stock Option Plan.*

(d)(5)	Form of Stock Option Agreement under the Finisar Corporation 2001 Nonstatutory Stock Option Plan.*

(g)	Not applicable.

(h)	Not applicable.

*      Previously filed with the Schedule TO filed with the SEC on December 17, 2007 and incorporated herein by reference.
**    Previously filed with the Schedule TO-C filed with the SEC on December 4, 2007.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
(a) Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

FINISAR CORPORATION

By:	/s/ Stephen K. Workman
Stephen K. Workman
Senior Vice President, Finance,
Chief Financial Officer and Secretary

Date: December 18, 2007

INDEX OF EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)	Offer to Replace Eligible Options, dated December 17, 2007.*

(a)(2)	Email to Current Employees dated December 4, 2007, re Restatement of Past Financial Reports and Urgent Information Regarding Unexercised Finisar Stock Options.**

(a)(3)	Email Announcement of Offer to Replace Eligible Options, dated December 17, 2007.*

(a)(4)	Employee Presentation.*

(a)(5)	Frequently Asked Questions.

(a)(6)	Screenshot of Login Page to Offer website at https://finisar.equitybenefits.com/.

(a)(7)	Screenshot of Welcome Page to Offer website at https://finisar.equitybenefits.com/.*

(a)(8)	Screenshot of Electronic Election Form (screenshots 1-2).*

(a)(9)	Screenshot of Election Review.*

(a)(10)	Screenshot of Agreement to Terms of Election (screenshots 1-4).*

(a)(11)	Screenshot of Print Confirmation (screenshots 1-2).*

(a)(12)	Instructions to Electronic Election Form.*

(a)(13)	Paper Election Form.*

(a)(14)	Form of Election Confirmation Statement.*

(a)(15)	Form of Email Reminder of Expiration Date.*

(a)(16)	Form of Email to Individuals Choosing Not to Tender Eligible Options.*

(a)(17)	Form of Notice of Expiration of Offer and Replacement of Eligible Options and Grant of Restricted Stock Units.*

(a)(18)	Material Income Tax Consequences for Eligible Optionees Subject to Taxation Outside of the United States.*

(a)(19)	Finisar Corporation Annual Report on Form 10-K for the fiscal year ended April 30, 2007, filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2007 is incorporated herein by reference.

(a)(20)	Finisar Corporation Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2007, filed with the SEC on December 12, 2007, is incorporated herein by reference.

(a)(21)	Message Posted on E*Trade.

(a)(22)	Email Announcement re Login/Password Information for Finisar Tender Offer Website, dated December 18, 2007.

(a)(23)	Email to Finisar Employees re Tender Offer, dated December 18, 2007.

(b)	Not applicable.

(d)(1)	Finisar Corporation 2005 Stock Incentive Plan (formerly, the Finisar Corporation 1999 Stock Option Plan).*

(d)(2)	Form of Stock Option Agreement under the Finisar Corporation 2005 Stock Incentive Plan.*

(d)(3)	Form of Restricted Stock Unit Issuance Agreement under the Finisar Corporation 2005 Stock Incentive Plan.*

(d)(4)	Finisar Corporation 2001 Nonstatutory Stock Option Plan.*

(d)(5)	Form of Stock Option Agreement under the Finisar Corporation 2001 Nonstatutory Stock Option Plan.*

(g)	Not applicable.

(h)	Not applicable.

*      Previously filed with the Schedule TO filed with the SEC on December 17, 2007 and incorporated herein by reference.
**   Previously filed with the Schedule TO-C filed with the SEC on December 4, 2007.